Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Portion of rentals representing interest	$46	$41	$45	$41	$43
Capitalized interest	101	112	83	78	60
Other interest and fixed charges	90	60	1	1	1

Total fixed charges (A)	$237	$213	$129	$120	$104

Earnings-pretax income with applicable adjustments (B)	$5,423	$3,848	$1,063	$748	$1,986

Ratio of (B) to (A)	22.9	18.1	8.2	6.2	19.1